Exhibit 99.4

HARVEST ENERGY TRUST

INSTRUMENT OF PROXY
(TRUST UNITS)
FOR THE SPECIAL MEETING OF SECURITYHOLDERS

TO BE HELD ON DECEMBER 15, 2009

The undersigned holder of ordinary trust units ("Trust Units") of Harvest Energy Trust (the "Trust") hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or, failing him, John Zahary President and Chief Executive Officer of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of holders of Trust Units, trust unit rights and unit awards of the Trust (the "Meeting"), to be held in the Lecture Theatre at the Metropolitan Conference Centre 333 - 4th Avenue SW, Calgary, Alberta, on December 15, 2009 at 10:00 a.m. (Calgary Time) and at any postponement or adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this Instrument of Proxy in the following manner (check (√ ) the appropriate box):

1.

FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) the special resolution, the full text of which is set forth in Appendix A to the information circular and proxy statement of the Trust (the "Information Circular"), to approve an arrangement under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular; and

2.

at the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Harvest Operations Corp. The Trust Units represented by this Instrument of Proxy will be voted on a show of hands vote or any ballot that may be called for and, where the unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. The person or persons appointed under this Instrument of Proxy are conferred with discretionary authority with respect to amendments or variations of the matter specified in this Instrument of Proxy and the Notice of Special Meeting in respect thereof and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Instrument of Proxy should be read in conjunction with the accompanying Information Circular.

Each unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a unitholder, to attend and to act for and on the behalf of such unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the unitholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____day of _______________, 2009.	_______________________________________________________ (signature of unitholder)

_______________________________________________________ (name of unitholder - please print)

NOTES:

1.

If the unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the Trust Units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, Fax (403) 233-2857, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.